Crimson Horticultural Rarities
Profit and Loss
January - December 2023

		Total
Income		
4000 Sales		
4100 Retail Sales		495,517.99
4200 Installation Income		
4250 Services		18,803.20
Total 4200 Installation Income	$	18,803.20
4300 Landscaping Income		59,685.81
4400 Weddings and Floral Arrangements		127,133.56
4500 Online Sales		34,149.55
4600 Shipping Income		5,383.00
4805 Income		2,872.00
Total 4000 Sales	$	743,545.11
Total Income	$	743,545.11
Cost of Goods Sold		
5000 Cost of Goods Sold		
5100 Floral Product		36,282.04
5150 Retail Product		240,310.12
5200 Installation Product		3,564.07
Total 5000 Cost of Goods Sold	$	280,156.23
Total Cost of Goods Sold	$	280,156.23
Gross Profit	$	463,388.88
Expenses		
6000 Labor		
6100 Payroll		
6110 Wages		212,072.71
Total 6100 Payroll	$	212,072.71
6900 Benefits & Payroll Taxes		
6910 Employer Payroll Taxes		20,587.20
6930 Health Insurance		19,761.83
6940 Workers Comp		15,945.65
Total 6900 Benefits & Payroll Taxes	$	56,294.68
Total 6000 Labor	$	268,367.39
7000 Controllable Expenses		
7100 Supplies		
7115 Shipping Supplies		9,504.57
7120 Shop Supplies		8,885.87
Total 7100 Supplies	$	18,390.44
7150 Repairs and Maintenance		300.00
7200 Advertising and Promotion		5,732.46
7250 General & Admin Expenses		
7255 Accounting		12,525.15
7265 Subcontractors		3,326.00
7270 Dues and Subscriptions		2,828.13
7271 Website		9,597.16
Total 7270 Dues and Subscriptions	$	12,425.29
7285 Office Expense		621.51
Total 7250 General & Admin Expenses	$	28,897.95
7300 Complimentary Expenses		

7305 Charitable Donations		115.00
Total 7300 Complimentary Expenses	$	**115.00**
7350 Meals, Transportation & Travel		
7355 Meals & Entertainment		2,555.41
7360 Automobile Expense		
7361 Fuel		836.53
7362 Insurance		3,172.81
7363 Lease		3,355.62
7364 Parking and Tolls		866.70
7366 Repair & Maint		55.68
Total 7360 Automobile Expense	$	**8,287.34**
7370 Travel Expense		
7373 Hotel		1,876.40
7374 Transportation		138.75
Total 7370 Travel Expense	$	**2,015.15**
Total 7350 Meals, Transportation & Travel	$	**12,857.90**
7400 Service & Banking Fees		520.11
7405 Payroll Processing Fees		870.00
7415 Merchant Account Fees		14,808.75
Total 7400 Service & Banking Fees	$	**16,198.86**
7450 Utilities		
7455 Garbage		5,929.04
7465 Security		1,369.55
7470 Telephone and Internet Expense		4,964.15
7475 Water		602.47
Total 7450 Utilities	$	**12,865.21**
Total 7000 Controllable Expenses	$	**95,357.82**
8000 Non Controllable Expenses		
8100 Occupancy		
8105 Rent Expense		59,528.37
8110 Licenses and Permits		25.00
8115 Liability Insurance		2,074.22
Total 8100 Occupancy	$	**61,627.59**
Total 8000 Non Controllable Expenses	$	**61,627.59**
Total Expenses	$	**425,352.80**
Net Operating Income	$	**38,036.08**
Other Expenses		
9500 Interest, Taxes & Depreciation		
9605 Interest Expense - CC		18,254.70
9610 Interest Expense - Other		25,349.21
9615 Taxes		
9620 Business Tax		800.00
Total 9615 Taxes	$	**800.00**
9635 Depreciation Expense		34,799.32
Total 9500 Interest, Taxes & Depreciation	$	**79,203.23**
Total Other Expenses	$	**79,203.23**
Net Other Income	-$	**79,203.23**
Net Income	-$	**41,167.15**

Crimson Horticultural Rarities
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1100 Cash	
1105 Chase Checking 7621	13,186.99
1110 Chase Savings 2233	0.00
1120 Petty Cash	0.00
Total 1100 Cash	$ 13,186.99
Total Bank Accounts	$ 13,186.99
Accounts Receivable	
1200 A/R	
1205 Accounts Receivable	0.00
Total 1200 A/R	$ 0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
12000 Undeposited Funds	0.00
Retail Store Inventory	52,776.63
Wedding Inventory	0.00
Total Other Current Assets	$ 52,776.63
Total Current Assets	$ 65,963.62
Fixed Assets	
15000 Furniture, Equp & Tools	10,997.63
17000 Accumulated Depreciation	-99,084.32
Computer Equipment	16,622.24
Leasehold Improvements	71,464.45
Total Fixed Assets	$ 0.00
Other Assets	
Loan To Allison	0.00
Sales - Clearing Account	8,445.18
Security Deposit	7,490.17
Total Other Assets	$ 15,935.35
TOTAL ASSETS	$ 81,898.97
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	$ 0.00
Credit Cards	
Alaska Airlines CC	4,136.18
Amex Plum - 92004	250.00
Barclay Credit Card	0.00
Chase CC 3718	16,750.70
Chase INK 3131	53,453.18
DISCOVER IT CARD (6574) - 8	6,827.67
Total Credit Cards	$ 81,417.73
Other Current Liabilities	
2100*OE Payroll Liabilities	-10,350.35
CA PIT / SDI	0.00
CA SUI / ETT	118.39
Cal-Savers	0.01

Federal Taxes (941/944)		7,806.91
Federal Unemployment (940)		2,827.04
Total 2100*OE Payroll Liabilities	$	**402.00**
2200 OLD_Sales Tax Payable		0.00
California Department of Revenue Payable		0.00
Customer Deposits		0.00
Direct Deposit Payable		0.00
Dona Loan		15,000.00
Sales Tax Payable		163,828.26
Sales Tax Payable		-160,008.65
Total Sales Tax Payable	$	**3,819.61**
Sales Tax Payable - Prepayment		0.00
Sales Tax Payable - Sales Tax		0.00
Sizemore - Loan Payable		15,000.00
Total Other Current Liabilities	$	**34,221.61**
Total Current Liabilities	$	**115,639.34**
Long-Term Liabilities		
Apple Computer Loan		0.00
Celtic Bank Loan		0.00
CIT Capital Loan		0.00
Heloc Loan		0.00
Kiva Loan		1,666.65
Line of Credit *4003		32,846.44
Loan - Direct Capital		0.00
PPP Loan		0.00
PPP Loan #2		0.00
SBA Loan		138,828.00
SEP Liability		5,000.00
Shopify - Loan		0.00
Shopify Loan #2		26,550.27
Total Long-Term Liabilities	$	**204,891.36**
Total Liabilities	$	**320,530.70**
Equity		
3000*OE Opening Balance Equity {30}		8,297.52
31400 Shareholder Distributions		-12,262.51
Allison's Distributions		-315,606.95
Federal Taxes		-39,155.73
SEP Contributions		788.00
Total Allison's Distributions	-$	**353,974.68**
Lonna's Distributions		-11,500.00
Total 31400 Shareholder Distributions	-$	**377,737.19**
32000 Retained Earnings		-39,196.35
Opening Balance Equity		555.75
Owners Equity		54,435.68
A Futeral		183,378.07
Additional Paid in Capital		-10,332.31
L Lopez		-16,865.75
Total Owners Equity	$	**210,615.69**
Net Income		-41,167.15
Total Equity	-$	**238,631.73**
TOTAL LIABILITIES AND EQUITY	$	**81,898.97**

Crimson Horticultural Rarities
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		11,275.03
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1205 A/R:Accounts Receivable		0.00
Retail Store Inventory		21,349.42
Accounts Payable (A/P)		-71,399.05
Alaska Airlines CC		-6,112.62
Amex Plum - 92004		0.00
Barclay Credit Card		-574.37
Chase CC 3718		-5,111.20
Chase INK 3131		-14,309.45
DISCOVER IT CARD (6574) - 8		6,827.67
2100*OE Payroll Liabilities		1,740.32
California Department of Revenue Payable		0.00
Customer Deposits		-73,305.25
Dona Loan		-5,000.00
Payroll Liabilities:Cal-Savers		-742.53
Payroll Liabilities:Federal Taxes (941/944)		-12,090.58
Sales Tax Payable		45,136.70
Sales Tax Payable:Sales Tax Payable		-62,517.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**176,107.94**
Net cash provided by operating activities	-$	**164,832.91**
INVESTING ACTIVITIES		
17000 Accumulated Depreciation		34,799.32
Loan To Allison		38,708.00
Sales - Clearing Account		17,135.20
Net cash provided by investing activities	$	**90,642.52**
FINANCING ACTIVITIES		
Heloc Loan		0.00
Kiva Loan		-3,749.94
Line of Credit *4003		-5,454.15
Loan - Direct Capital		-49,737.54
SBA Loan		-10,272.00
Shopify - Loan		-29,512.26
Shopify Loan #2		26,550.27
31400 Shareholder Distributions		133,016.00
Owners Equity		-50.00
Owners Equity:A Futeral		6,000.00
Shareholder Distributions:Allison's Distributions		4,434.28
Net cash provided by financing activities	$	**71,224.66**
Net cash increase for period	-$	**2,965.73**
Cash at beginning of period		16,152.72
Cash at end of period	$	**13,186.99**

Tuesday, May 20, 2025 09:16:24 PM GMT-7